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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester	NH	03104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lewry, IV CFP — 603-624-8462 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bentas CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

697A Union Street	Manchester	NH	03104-3632
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Lewry, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

President

Title

Notary Public

KAREN VARNEY, Notary Public
My Commission Expires March 8, 2011



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL
MARCH 31, 2010

	Allowable Assets	Focus Report Part IIA
Cash and Cash Equivalents	$311,486	$311,484
	Non-Allowable Assets	
Accounts Receivable	3,838	0
Prepaid Expenses	2,280	0
Furniture & Fixtures	436	549
Computer Equipment	5,698	11,477
Cash Value of Life Insurance Policy	45,146	0
Sub-total of Non-Allowable Assets	57,398	12,026
Total Assets	**$368,884**	**$323,510**
Liabilities	**$ 44,064**	**$ 545**
Common Stock	$ 10,200	$ 10,200
Additional Paid-in Capital	258,415	258,415
Retained Earnings	56,205	54,350
Total	**$207,860**	**$322,965**
Total Assets	368,884	$323,510
Total Liabilities	44,064	545
Net Worth	324,820	322,965
Non-Allowable Assets	57,398	12,026
Current Net Capital	267,422	310,939
Haircuts	589	589
Net Capital	266,833	310,350
Required Capital	50,000	50,000
Excess Net Capital	**$ 216,833**	**$ 260,350**

NOTE: The major differences were as a result of depreciation expense, and accounts receivable and accounts payable. No material inadequacies were found to exist since the previous audit of March 31, 2009.

George Bentas

George Bentas, CPA, MST
ROY & BENTAS CPAs, P.C.
Certified Public Accountants

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

Item (e) – Statement of changes in Stockholders' Equity

	March 31, 2010	March 31, 2009
Common Stock	$ 10,200	$ 10,200
Additional Paid-in Capital	258,415	258,415
Retained Earnings (Deficit)	56,205	(60,755
Total	**$324,820**	**$207,860**

Item (i) – Curbstone is exempt by K2II.

Item (n) – No material differences existed.

George Bentas

George Bentas, CPA, MST
ROY & BENTAS CPAs, P.C.
Certified Public Accountants


SEC MAIL
RECEIVED
PROCESSING
MAY 28 2010
WASH., D.C.
193
SECTION

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Audited Financial Statements And Supplemental Information

For The Years Ended March 31, 2010 and 2009

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

(See Independent Auditor's Report)

Table of Contents

* Independent Auditor's Report.. 1

* Balance Sheets.. 2

* Statements of Operations and Retained Earnings (Deficit)............... 3

* Statements of Cash Flows.. 4

* Notes to the Financial Statements....................................... 5-10

* Independent Auditor's Report on Supplemental Schedule................... 11

* Supplemental Schedules of Selling, General and Administrative Expenses.. 12

* Auditor's Report on Internal Control Structure.......................... 13-14

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

We have audited the accompanying balance sheets of Curbstone Financial Management Corporation (a New Hampshire corporation) as of March 31, 2010 and 2009 and the related statements of operations and retained earnings/(deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.



Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 19, 2010.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
BALANCE SHEETS
MARCH 31, 2010 AND 2009

ASSETS

	2010	2009
Current Assets:		
Cash and Cash Equivalents	$ 311,486	$ 212,882
Accounts Receivable	3,838	2,266
Prepaid State Corporate Taxes	2,280	0
Total Current Assets	317,604	215,148
Fixed Assets:		
Total Equipment and Furniture	87,968	86,720
Less: Accumulated Depreciation	(81,834)	(74,916)
Net Fixed Assets	6,134	11,804
Other Assets:		
Cash Value of Life Insurance	45,146	0
Total Other Assets	45,146	0
Total Assets	**$ 368,884**	**$ 226,952**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Current Liabilities:		
Accounts Payable	$ 13,317	$ 4,299
Accrued Other Expenses	10,265	7,479
Federal Corporate Taxes Payable	20,482	7,314
Total Current Liabilities	44,064	19,092
Stockholders' Equity:		
Common Stock, par value $100, 1,000 shares authorized. 102 shares issued and outstanding.	10,200	10,200
Additional Paid-In Capital	258,415	258,415
Retained Earnings/(Deficit)	56,205	(60,755)
Total Stockholders' Equity	324,820	207,860
Total Liabilities and Stockholders' Equity	**$ 368,884**	**$ 226,952**

See Independent Auditor's Report

The accompanying notes are an integral part of this statement.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS/(DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

Revenues:	**2010**	**%**	**2009**	**%**
Commissions and Fees	$ 1,098,718	99.9%	$ 1,120,532	99.9%
Interest and Dividends	1,287	0.1%	628	0.1%
Total Revenues	1,100,005	100.0%	1,121,160	100.0%
Operating Expenses:				
Selling Expenses - See Supplemental Schedule	80,777	7.3%	95,703	8.5%
General and Administrative Expenses - See Supplemental Schedule	930,673	84.6%	1,283,534	114.5%
Total Operating Expenses	1,011,450	91.9%	1,379,237	123.0%
Income/(Loss) Before Provison for Corporate Income Taxes	88,555	8.1%	(258,077)	-23.0%
Provision for Corporate Income Taxes:				
Less: Federal Corporate Income Taxes	20,418	1.9%	0	0.0%
Less: State of NH Corporate Income Taxes	4,681	0.4%	6,929	0.6%
Total Provision for Corporate Income Taxes	25,099	2.3%	6,929	0.6%
Income/(Loss) Before Extraordinary Item	63,456	5.8%	(265,006)	-23.6%
Extraordinary Item - Sale of Boston Stock Exchange Seat (Net of $4,904 and $4,947, respectively, of Federal Corporate Income Taxes)	8,358	0.8%	319,910	28.5%
Net Income	$ 71,814	6.5%	$ 54,904	4.9%
Beginning - Retained Earnings/(Deficit)	(60,755)		(115,659)	
Add: Correction for Life Insurance Policy Error	45,146		0	
Adjusted Beginning Retained Earnings/(Deficit)	(15,609)		(115,659)	
Ending - Retained Earnings	**$ 56,205**		**$ (60,755)**	

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

Cash Flows from Operating Activities:	**2010**	**2009**
Net Income	$ 71,814	$ 54,904
Adjustments to reconcile net income to net cash flows provided by/ (used for) operating activities:		
Depreciation	6,917	8,458
Extraordinary Gain	(13,262)	(324,857)
(Increase)/Decrease in Accounts Receivable	(1,572)	3,290
(Increase)/Decrease in Prepaid State Taxes	(2,280)	203
Increase/(Decrease) in Accounts Payable	9,018	(4,679)
Increase/(Decrease) in Accrued Other Expenses	2,786	2,318
Increase/(Decrease) in Pension Plan Payable	0	(1,274)
Increase/(Decrease) in Corporate Taxes Payable	13,169	4,895
Total Adjustments	14,776	(311,646)
Net Cash Flows Provided by/(Used for) Operating Activities	86,590	(256,742)
Cash Flows from Investing Activities:		
Cash Purchases of Equipment and Furniture	(1,248)	(5,652)
Net Cash Flows Used for Investing Activities	(1,248)	(5,652)
Cash Flows from Financing Activities:		
Proceeds from Sale of Stock Exchange Seat	13,262	334,358
Net Cash Flows Provided by Financing Activities	13,262	334,358
Net Increase in Cash and Cash Equivalents	98,604	71,964
Cash and Cash Equivalents - Beginning	212,882	140,918
Cash and Cash Equivalents - Ending	**$ 311,486**	**$ 212,882**

Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Federal Corporate Taxes	$ 9,787	$ 0
State Corporate Taxes	$ 9,328	$ 4,560

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Notes to the Financial Statements
For The Years Ended March 31, 2010 and 2009

NOTE 1 - Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to U.S. generally accepted accounting principles and have been consistently applied.

A. Nature of Business

Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal line of business is that of an investment management firm and financial advisor. The Company's primary mission is to meet each client's investment requirements whether it is to generate income or manage capital. The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's office is in Manchester, New Hampshire.

B. Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

C. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

D. Accounts Receivable and Uncollectible Accounts

Accounts receivables are recorded at net realizable value. The Company's history indicates full collections on their accounts receivables. Further, accounts receivable has historically been an immaterial balance sheet item. The Company had no uncollectible accounts for the fiscal years ended March 31, 2010 and 2009.

E. Estimates Used in the Preparation of Financial Statements

The presentation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

F. Fixed Assets and Depreciation

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred, whereas major betterments are capitalized. Depreciation expense was $6,917 and $8,458, respectively. Fixed assets and accumulated depreciation consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office Furniture & Equipment	$ 6,313	$ 5,877	$ 436
Computer Equipment	81,655	75,957	5,698
Totals	$ 87,968	$ 81,834	$ 6,134

G. Income Taxes

The Company does not record deferred tax assets and liabilities under *Statement of Financial Accounting Standards* (SFAS) No. 109 – *Accounting for Income Taxes*, because there are no temporary timing differences that would give rise to a deferred tax asset or liability for the fiscal year ended March 31, 2010 and 2009. The Company employs straight-line depreciation for both financial statement and tax purposes, and all other timing differences are permanent.

The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax. The Company had $84 and $4,786 at March 31, 2010 and 2009, respectively in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits. Accrued New Hampshire taxes were $4,681 and $6,928, for March 31, 2010 and 2009, respectively.

H. Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

H. Fair Value of Financial Instruments – continued

The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments.

The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

I. Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended March 31, 2010 and 2009 were $805 and $1,728, respectively.

J. Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which requires that long--lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. The Company does not have any losses under SFAS #144 for the years ended March 31, 2010 and 2009.

K. Compensated Absences

For the fiscal years ended March 31, 2010 and 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 43, "Accounting for Compensated Absences," which requires the Company to accrue vacation pay when earned. These amounts totaled $8,190 and $6,423, respectively.

NOTE 2 – Operating Lease Commitment:

The Company occupies its office space under a triple-net lease agreement with the Company's president (See Note 3). The terms of this lease are for a period of Five (5) years from April 1, 2008 to March 31, 2013. The Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. The lease was renewed effective April 1, 2008 at a monthly rate of $4,120, plus a 3% escalation charge effective every April 1. Rent expense totaled $50,916 and $49,443 for years ended March 31, 2010 and 2009, respectively.

-Continued on Next Page-

NOTE 2 – Operating Lease Commitment - continued:

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2009:

Years Ending March 31,		Office Rent
2010	$	50,916
2011	$	52,440
2012	$	54,000
2013	$	55,644

NOTE 3 – Related Party and Office Rent:

The Company has a lease agreement with its stockholder for its office space in Manchester, NH (See Note No 2). The rental payments to the stockholder/employee totaled $50,916 and $49,443 for the years ended March 31, 2010 and 2009, respectively.

NOTE 4 – Pension Plan:

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $-0- and $-0- for the years ended March 31, 2010 and 2009. Required Company contributions to the plan totaled $28,168 and $21,359 for the years ended March 31, 2010 and 2009, respectively.

NOTE 5 – Net Capital and Aggregate Indebtedness:

Pursuant to S.E.C. Rule 15c3-1, the Company is required to maintain net capital of $50,000, or one-fifteenth of Aggregate Indebtedness, whichever is greater. Aggregate Indebtedness must not exceed Net Capital as those terms are defined by a ratio of more than 15 to 1. At March 31, 2010 and 2009, the Company was in compliance with this Rule.

-Continued on Next Page-

NOTE 6 – Clearing Arrangements:

Essentially all customer stock and bond transactions are introduced and cleared through Raymond James and Associates, Inc.

NOTE 7 – Common Stock and Ownership:

The Company is authorized to issue 1,000 shares of common stock. The Company has issued and outstanding one hundred-and-two (102) shares of common stock at $100 par value. Of these 102 shares, the Company's President (Thomas M. Lewry IV) owns one hundred (100) shares, an employee - Pamela Diamantis owns One (1) share, and another employee – Melvin J. Severance III owns one (1) share of Common Stock.

NOTE 8 - Concentration of Credit Risk:

The Company held cash on deposit with a single financial institution located in Manchester, NH. These deposits at times exceed FDIC insured limits of $250,000 during the years ended March31, 2010 and 2009. Management of the Company believes the credit risk of using a single depository is not significant.

NOTE 9 – Extraordinary Item:

During the fiscal years ended March 31, 2010 and 2009, the sold its seat on the Boston Stock Exchange to the NASDAQ for $334,357 and $13,262, respectively in cash. The Company purchased this Seat in August 1985 for $9,500.

-Continued on Next Page-

NOTE 10 – Cash Value of Life Insurance Policy:

The Company owns a universal life insurance contract that accumulates a cash surrender value. The policy is on the life of the Company's President. The Company has made payments totaling $3,521 and $3,521 towards this policy during the years ended March 31, 2010 and 2009, respectively. The cash values and death benefits are summarized as follows:

Employee		Death Benefits		Cash Values @ 3/30/2010		Cash Values @ 3/31/2009
Thomas M. Lewry IV	$	500,000	$	45,146	$	-0-

NOTE 11 – Prior Period Adjustment:

During the fiscal year ended March 31, 2010, we became aware of an error in the financial statements. The Company pays premiums on a universal life insurance policy on the President's life totaling $3,521 per year. The documentation received from the life insurance company in prior years indicated that the owner of this policy was the President. The President recently discovered this was incorrect, and that the correct owner of this policy was in fact the Company. The policy's cash surrender value on March 31, 2010 was $45,146 - See Note No. 10.

SUPPLEMENTAL INFORMATION SCHEDULE

(See Independent Auditor's Report on the Supplemental Schedule)

ROY & BENTAS CPAs P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTAL SCHEDULE

To the Stockholders and Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 19, 2010.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL SCHEDULES OF SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

Selling Expenses:	**2010**	**%**	**2009**	**%**
Commissions	$ 65,281	5.9%	$ 59,429	5.3%
Travel, Meals and Entertainment	13,659	1.2%	34,269	3.1%
Advertising	805	0.1%	1,728	0.2%
Sales Expenses	1,032	0.1%	277	0.0%
Total Selling Expenses	**$ 80,777**	**7.3%**	**$ 95,703**	**8.5%**

General and Administrative Expenses:	**2010**	**%**	**2009**	**%**
Salary - Officer's	$ 468,286	42.6%	$ 753,681	67.2%
Salaries - General	129,397	11.8%	153,895	13.7%
Payroll Taxes	37,743	3.4%	39,180	3.5%
Rent Paid to Officer	50,916	4.6%	49,443	4.4%
Professional Services	26,871	2.4%	40,223	3.6%
Office Supplies and Expenses	7,539	0.7%	9,834	0.9%
Employee Benefits	31,784	2.9%	40,364	3.6%
Pension Plan	28,168	2.6%	21,359	1.9%
Telephone and Other Communications	7,244	0.7%	7,036	0.6%
Depreciation	6,917	0.6%	8,458	0.8%
Dues and Subscriptions	7,551	0.7%	6,194	0.6%
Building Repairs and Maintenance	6,927	0.6%	7,818	0.7%
Equipment Rental	5,550	0.5%	5,091	0.5%
Licenses and Fees	3,798	0.3%	4,487	0.4%
Postage	4,700	0.4%	5,385	0.5%
Utilities	11,804	1.1%	22,611	2.0%
Quotation Services	3,001	0.3%	3,124	0.3%
Real Estate Taxes	7,131	0.6%	6,931	0.6%
Insurance	24,191	2.2%	11,067	1.0%
Vehicle Expenses and Mileage	1,121	0.1%	2,380	0.2%
Officer's Life Insurance	3,521	0.3%	3,521	0.3%
Donations to Local Charities	4,500	0.4%	3,725	0.3%
Professional Education	2,734	0.2%	10,431	0.9%
Printing and Reproduction Costs	315	0.0%	473	0.0%
Software Updates	26,914	2.4%	20,349	1.8%
Discretionary Spending - President	13,362	1.2%	16,510	1.5%
Discretionary Spending - Employees	8,688	0.8%	29,964	2.7%
Total General and Administrative Expenses	**$ 930,673**	**84.6%**	**$ 1,283,534**	**114.5%**

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

May 19, 2010

To the Board of Directors of
Curbstone Financial Management Corporation
Manchester, NH

In planning and performing our audit of the financial statements of Curbstone Financial Management Corporation for the year ended March 31, 2010 (on which we have issued our report dated May 19, 2010), we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Curbstone Financial Management Corporation that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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To the Board of Directors of
Curbstone Financial Management Corporation

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal courses of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



George Bentas, CPA, MST
Roy & Bentas CPAs, P.C.
Certified Public Accountants

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717
VISIT OUR WEBSITE AT: RnBCPAs.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Curbstone Financial Management Corporation
741 Chestnut Street
Manchester, NH 03104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments in regards to Form SIPC-7 - *General Assessment Reconciliation* to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Curbstone Financial Management Corporartion and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Curbstone Financial Management Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Curbstone Financial Management Corporartion's management is responsible for the Corporartion's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Forms SIPC-7 and SIPC-6 with respective cash disbursement records entries found in the Company's financial software, their respective bank statements, and cancelled checks and noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the fiscal year ended March 31, 2010, as applicable, with the amounts reported in Forms SIPC-7 and SIPC-6 for the period from April 1, 2009 to March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Auditor's working papers and found no adjustments were made or necessary. No adjustments were reported for the fiscal year ended March 31, 2010.;

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7 and SIPC-6, and in the attached schedule - *Determination of "SIPC Net Operating Revenues" and General Assessment*, to the audited financial statements and the auditor's working papers noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. No overpayments were noted on Form SIPC-7 for the fiscal year ended March 31, 2010.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely yours,



George A. Bentas, CPA, MST
Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 26, 2010.